EXHIBIT 99.03

Chunghwa Telecom announces its operating results for January 2017

Date of events: 2017/02/10

Contents:

1.Date of occurrence of the event:2017/02/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom consolidated revenue for January 2017 was NT$18.73 billion, a 4.4 % decrease year-over-year. Operating costs and expense were NT$14.45 billion, a 0.3% decrease year-over-year. Operating income was NT$4.28 billion, a 16.0% decrease year-over-year. Pretax income was NT$4.34 billion, a 17.7% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.54 billion, a 18.0% decrease year-over-year, and EPS was NT$0.46. The revenue, pretax income and EPS all exceeded the guidance previously announced.

Mobile communications business revenue in January decreased year-over-year mainly due to the decrease of device sales revenue and mobile voice revenue. Value-added service revenue increased driven by the growth of mobile internet subscriber base. ICT project revenue decreased year-over-year.

In January, internet revenue increased year-over-year, but broadband access revenue slightly decreased. Local revenue decreased as well because of mobile and VoIP substitution.

Operating costs and expenses in January slightly decreased year-over-year mainly due to the decrease of ICT project costs and interconnection expense.

6.Countermeasures:None

7.Any other matters that need to be specified: None